One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com

THOMAS J. FRIEDMANN

thomas.friedmann@dechert.com
+1 617 728 7120 Direct
+1 617 275 8389 Fax

November 13, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: David L. Orlic

Re:                 Withdrawal Request

First Eagle BDC, LLC

Registration Statement on Form 10-12G

Filed on October 4, 2019

File No. 000-56108

Ladies and Gentlemen:

On behalf of First Eagle BDC, LLC, a Delaware limited liability company (the “Company”), we hereby respectfully request the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form 10-12G (File No. 000-56108), together with all exhibits thereto, filed with the U.S. Securities and Exchange Commission on October 4, 2019.

If you have any questions, please feel free to contact Thomas J. Friedmann by telephone at 617.728.7120 or by email at thomas.friedmann@dechert.com, or Stephen H. Bier by telephone at 212.698.3889 or by email at stephen.bier@dechert.com.

Thank you for your attention to this matter.

Very truly yours,

/s/ Thomas J. Friedmann
Thomas J. Friedmann

cc:	David O’Connor, First Eagle Investment Management, LLC
Byron Spivack, First Eagle Investment Management, LLC
Stephen H. Bier, Dechert LLP